                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K



(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the fiscal year ended                  DECEMBER 31, 1994
                           -----------------------------------------------

                                       OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    Commission File Number                      0-14951
                                                -------


                    BUTLER SERVICE GROUP, INC. 401(K) PLAN B
                    ----------------------------------------
                              (Full name of plan)


                           BUTLER INTERNATIONAL, INC.
                           --------------------------
             (Exact name of registrant as specified in its charter)


                    MARYLAND                      06-1154321
         ------------------------------      -------------------
         (State or other jurisdiction of      (I.R.S. Employer
         incorporation or organization)      Identification No.)


                 110 Summit Avenue, Montvale, New Jersey  07645
              (Address of principal executive offices)  (Zip Code)


       Registrant's telephone number, including area code  (201) 573-8000
                                                           --------------



 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  .   No      .
    -----       -----

BUTLER SERVICE GROUP, INC.
401(K) PLAN B
- --------------------------

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                            Page
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of December 31, 1994
  and 1993                                                                     2

  Statements of Changes in Net Assets Available for Benefits for the Years
  ended December 31, 1994 and 1993                                             3

  Notes to Financial Statements                                              4-9

INDEPENDENT AUDITORS' REPORT


Trustees
Butler Service Group, Inc.
401(k) Plan B
Montvale, New Jersey


We have audited the accompanying statements of net assets available for benefits of Butler Service Group, Inc. 401(k) Plan B as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note C, on January 1, 1994 the net assets available for benefits were transferred to the Butler Service Group, Inc. 401(k) Plan A.



June 26, 1995

BUTLER SERVICE GROUP, INC.
401(K) PLAN B
- --------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

                                                 1994        1993
                                                 ----        ----
ASSETS:

Investments in Master Trust, at fair value/
  contract value                                $    -     $412,889
Contributions receivable, employees                  -       22,226
Accrued interest                                     -        4,452
Other                                                -          386
                                                 -----     --------

    Total Assets                                     -      439,953
                                                 -----     --------

LIABILITIES:

Accrued expenses                                     -          174
                                                 -----     --------

    Total Liabilities                                -          174
                                                 -----     --------

NET ASSETS AVAILABLE FOR BENEFITS                    -     $439,779
                                                 =====     ========

See notes to financial statements

BUTLER SERVICE GROUP, INC.
401(K) PLAN B
- --------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
- --------------------------------------------------------------------------------

                                                   Year Ended December 31,
                                                  ------------------------
                                                     1994           1993
                                                     ----           ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions by participants                            -       $137,937
 Investment income                                        -         12,043
 Net realized and unrealized appreciation
   in investments                                         -          9,565
                                                  ---------       --------

   Total Additions                                        -        159,545
                                                  ---------       --------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Distributions to participants                            -         49,059
 Investment management fees                               -          5,352
 Other expenses                                           -              -
                                                  ---------       --------

   Total Deductions                                       -         54,411
                                                  ---------       --------

NET TRANSFERS IN (OUT) WITH BUTLER SERVICE
 GROUP, INC. 401(K) PLAN A                         (439,779)        (1,447)
                                                  ---------       --------

NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                                      (439,779)       103,687

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                  439,779        336,092
                                                  ---------       --------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                              -       $439,779
                                                  =========       ========

See notes to financial statements

BUTLER SERVICE GROUP, INC.
401(K) PLAN B
- --------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   1. The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the Employee Retirement Insurance Security Act of 1974 ("ERISA").

   2. Certificates of deposit are stated at contract value. US Government obligations and equity investments are stated at fair value as determined by quoted market prices.

B. INVESTMENTS HELD UNDER MASTER TRUST AGREEMENT

      The Butler Service Group, Inc. Master Trust held the assets of the Butler Service Group, Inc. 401(K) Plan A and 401(K) Plan B at December 31, 1993. The assets of the Master Trust and items of income and expense have been allocated between the two participating plans at and for the year ended December 31, 1993 based upon the value of the participants balances in Plan A and Plan B as a percent of the total Master Trust value.

      Effective January 1, 1994 the Butler Service Group, Inc. 401(K) Plan A and Plan B were merged (Note C).

      At December 31, 1993, the investments of the Master Trust at fair value/contract value were allocated as follows:

                                                                  % of Total
                                                                  ----------
        Butler Service Group, Inc 401(K) Plan A   $ 9,987,186        96.0%
        Butler Service Group, Inc 401(K) Plan B       412,889         4.0%
                                                  -----------
                                                  $10,400,075       100.0%
                                                  ===========

   The investments of the Master Trust at December 31, 1993 are summarized as follows:

   Fixed Income Fund:
     Fixed Income Fund - Certificates of
      deposit at fair value                                     $ 5,965,000
     Cash and cash equivalents                                       15,408
     Loans to participants                                           69,041
                                                                -----------
   Total Fixed Income Fund                                        6,049,449
                                                                -----------

   Equity Fund:
     Equity Account - US Government
      obligations at fair value                                     138,160
     Equity Account - Stocks
      at fair value                                               1,733,080
     Cash and cash equivalents                                    1,686,367
     Loans to participants                                           36,113
                                                                -----------
   Total Equity Fund                                              3,593,720
                                                                -----------

   Butler International ("BI") - Stock Fund:
     BI - Stock Account - Common
      stocks at fair value                                          736,889
     Cash and cash equivalents                                          268
     Loans to participants                                           16,377
                                                                -----------
   Total BI - Stock Fund                                            753,534
                                                                -----------

BUTLER SERVICE GROUP, INC.
401(K) PLAN B
- --------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

   Distribution Account:
     Cash and cash equivalents                                        3,372
                                                                -----------

   Total Investments, at fair value/contract value              $10,400,075
                                                                ===========


   Net realized and unrealized appreciation in investments
    for the year ended December 31, 1993:
     U.S. government obligations                                    ($2,478)
     Equity investments                                             301,874
                                                                -----------
         Total                                                  $   299,396
                                                                ===========

   Investment income for the year ended December 31, 1993:
     Interest                                                   $   303,054
     Dividends                                                       61,285
                                                                -----------
         Total                                                  $   364,339
                                                                ===========

C. PLAN DESCRIPTION

     On July 1, 1990, Butler Service Group, Inc. established a 401(K) Plan which was adopted by its wholly-owned subsidiaries. The 401(K) Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the company to save regularly through payroll deductions and possible matching contributions by the Company.

     Effective January 1, 1992, all employees are eligible to participate in the Butler Service Group, Inc. 401(K) Plan. Also effective January 1, 1992, the Butler Service Group, Inc. 401(K) Plan was divided into two plans, Plan A and Plan B. The terms and conditions of Plan A and Plan B are substantially similar except that Plan A and Plan B cover different groups of employees. Generally, Plan B covers certain non-highly compensated employees of Butler Telecom, Inc., Butler Service Group, Inc. Contract Technical Services (U.S.) and Butler Fleet Services, Inc. Plan A covers the Company's other employees. Effective January 1, 1994 Plan A and Plan B were merged.

     Through December 31, 1993 there were three investment funds offered under the 401(K) Plan - the Fixed Income Fund, the Equity Fund, and the BI Stock Fund which is a qualified employer security under ERISA. Effective January 1, 1994, two new investment funds were added - the Balanced Fund, which invests 60 to 65% in equities and 35 to 40% in government bonds and cash equivalents, and the International Fund which generally invests in securities of foreign issuers located in Europe, the Pacific Rim, Canada and Central and South America.

     A participant in the 401(K) Plan has the choice of saving on a before-tax basis, by payroll deduction, any amount from 1% to 20% (in whole percentages) of total payroll each payroll period, an "elective deferral contribution." By law, the elective deferral contribution, per participant, under this Plan and all similar plans is limited to $7,000 during any calendar year, as adjusted for cost-of-living increase ($9,240 for 1994). In addition, the elective deferral contribution for a highly compensated employee (an employee earning over $66,000 for 1994), during the year relative to the elective deferral contributions of other participants of the Plan could exceed the amount permitted by law. Should this occur, the elective deferral contributions of the highly compensated employees may be reduced during the Plan year to the extent necessary to satisfy the legal limitation or any excess deferral contributions may be recharacterized or refunded after the end of the Plan year.

     A participant may allocate a specified percentage of the contribution in any or all of the five funds in multiples of 10%.

     The Company is not required to make any contributions to the Plan, but the Company may decide, at its sole discretion, to make a matching contribution for a Plan year. For any Plan year that the Company decides to make a matching contribution, it will deposit in the BI Stock Fund an amount which will be allocated in proportion to the elective deferral contributions made by the Plan participants for that Plan year. There were no Company contributions made in 1994 and 1993.


     Each participant may be permitted to change the elective deferral contribution rate by completing the Change in Status Form and filing it with the Plan's Administrative Committee. The elective deferral contribution rate will be adjusted as soon as administratively possible after the Committee receives and processes the Change in Status Form.


     A participant may fully discontinue the elective deferral contribution as of the first day of any month by written notice to the Plan's Administrative Committee at least fifteen days before the date on which the discontinuance is to take effect. A discontinuance of the elective deferral contribution is only permitted once during any Plan year and will automatically require the discontinuance of any Company matching contributions to the Matching Contribution Account. The elective deferral contribution may be resumed as of any January, April, July, or October 1 by written notice to the Committee at least fifteen days before a participant intends for the contributions to be resumed.

     Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made only on account of financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. Withdrawals may be made as of any January 1, April 1, July 1, or October 1 from any of the funds in which the participant's accounts are invested. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum. After completing three years of service with the Company, a participant is entitled to the full value of the Matching Contribution Account.

     In the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be payable strictly under the terms of the Plan. Benefits under defined contribution plans of the 401(K) type are not insured by the Pension Benefit Guaranty Corporation.

D. BENEFITS PAYABLE

     The amounts payable to the Plan participants who have terminated or withdrawn from the plan were $13,504 at December 31, 1993.

     E. TAX STATUS

     The Internal Revenue Service has determined that the Plan, prior to amendment to include the 401(K) feature, is a qualified plan under Section 401(a) of the Code with an associated trust exempt from tax under Section 501(a). The most recent favorable letter of determination on the qualified status of the Plan was issued by the Internal Revenue Service on January 24, 1991. On May 9, 1995 the sponsor requested a determination letter from the Internal Revenue Service on the Plan's qualified status. The Plan sponsor and the Plan's tax counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, there is no provision for income taxes in the financial statements.

F. CHANGE OF PLAN TRUSTEE

     Effective October 1, 1993, the Plan changed trustees from Dean Witter Trust Company to Paine Webber Trust Company.

G.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                                           Fixed         Equity          BI-     Distribution
December 31, 1993                          Income         Fund          Stock      Account      Total
- -----------------                          ------        ------         -----      -------      -----
 Assets:
  Investments in Master Trust, at fair
   value/contract value                   $253,964       130,479        28,304       $142      $412,889
  Contributions receivable, employees       12,359         8,493         1,374          -        22,226
  Accrued interest                           4,452             -             -          -         4,452
  Other                                          -           386             -          -           386
                                          --------      --------       -------       ----      --------
      Total Assets                         270,775       139,358        29,678        142       439,953
                                          --------      --------       -------       ----      --------

 Liabilities:
   Accrued expenses                            170             -             4          -           174
                                          --------      --------       -------       ----      --------
      Total Liabilities                        170             -             4          -           174
                                          --------      --------       -------       ----      --------
      Net assets available for benefits   $270,605      $139,358       $29,674       $142      $439,779
                                          ========      ========       =======       ====      ========

H. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                                          Fixed      Equity       BI-     Distribution
 Year Ended December 31, 1994            Income       Fund       Stock      Account     Total
 ----------------------------            ------      ------      -----      -------     -----
Net assets available for benefits,
 beginning of year                       270,605     139,358     29,674       142     439,779

Net Transfers to Butler Service
 Group, Inc. 401(K) Plan A              (270,605)   (139,358)   (29,674)     (142)   (439,779)
                                        --------    --------    -------      ----    --------
Net assets available for benefits,
 end of year                                   -           -          -         -          -
                                        ========    ========    =======      ====    ========
                                          Fixed      Equity       BI-     Distribution
 Year Ended December 31, 1993            Income       Fund       Stock      Account     Total
 ----------------------------            ------      ------      -----      -------     -----
Additions:
  Contributions by participants         $ 77,679    $ 50,460    $ 9,798      $  -      $137,937
  Investment income                        9,739       2,295          3         6        12,043
  Net realized and unrealized
   appreciation in investments               130       4,981      4,454         -         9,565
                                        --------    --------    -------      ----      --------
   Total Additions                        87,548      57,736     14,255         6       159,545
                                        --------    --------    -------      ----      --------

Deductions:
  Distribution to participants            22,797      21,576      4,686         -        49,059
  Investment management fees               1,179       4,108         62         3         5,352
                                        --------    --------    -------      ----      --------
    Total Deductions                      23,976      25,684      4,748         3        54,411
                                        --------    --------    -------      ----      --------
Net Transfers                              1,885      (2,915)      (556)      139        (1,447)

Net increase in assets                    65,457      29,137      8,951       142       103,687

Net assets available for benefits,
 beginning of year                       205,148     110,221     20,723         -       336,092
                                        --------    --------    -------      ----      --------
Net assets available for benefits,
 end of year                            $270,605    $139,358    $29,674      $142      $439,779
                                        ========    ========    =======      ====      ========

INDEPENDENT AUDITORS' CONSENT
- -----------------------------


We consent to the incorporation by reference in Registration Statement No. 33-44836 on Form S-8 of our report dated June 26, 1995 appearing in the Annual Report on Form 11-K of Butler Service Group, Inc. 401(k) Plan B for the year ended December 31, 1994.



Deloitte & Touche LLP
Parsippany, New Jersey
June 28, 1995

                                   SIGNATURES

   Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           BUTLER INTERNATIONAL, INC.
                           --------------------------
                                  (Registrant)



June 29, 1995                          By:    /s/ Warren F. Brecht
                                             --------------------------
                                             Warren F. Brecht
                                             Vice President, Secretary,
                                             and Treasurer